EXHIBIT 99.1

VIZSLA SILVER INTERCEPTS 764 G/T AGEQ OVER 11.20 METRES AT LA LUISA AND COMMENCES DRILLING THE SHALLOW HORIZON 500 METRES NORTH

NYSE: VZLA     TSX-V: VZLA

VANCOUVER, BC, Sept. 11, 2023 /CNW/ - Vizsla Silver Corp. (TSXV: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla Silver" or the "Company") is pleased to report results from 13 new drillholes targeting the recently discovered La Luisa Vein located ~700 metres west of the Napoleon Area resource, at its 100%-owned flagship Panuco silver-gold project ("Panuco") in Mexico. The new drill results at La Luisa have expanded the local high-grade footprint by approximately 350 metres to the south and confirmed shallow vein mineralization located 500 metres along strike to the north.

Highlights

•	NP-23-395 returned 764 grams per tonne (g/t) silver equivalent (AgEq) over 11.20 metres true width (mTW) (229 g/t silver, 7.14 g/t gold, 0.34 % lead and 1.64 % zinc)
•	Including, 10,485 g/t AgEq over 0.64 mTW (3,140 g/t silver, 102.00 g/t gold, 2.99 % lead and 16.30 % zinc)
•	NP-23-376 returned 415 g/t AgEq over 5.65 mTW (340 g/t silver, 1.23 g/t gold, 0.15 % lead and 0.34 % zinc)
•	NP-23-377 returned 342 g/t AgEq over 7.70 mTW (67 g/t silver, 1.80 g/t gold, 0.75 % lead and 3.74 % zinc)
•	Including, 1,612 g/t AgEq over 0.54 mTW (250 g/t silver, 12.35 g/t gold, 5.65 % lead and 10.45 % zinc)
•	NP-23-381A returned 503 g/t AgEq over 5.00 mTW (155 g/t silver, 2.49 g/t gold, 0.91 % lead and 4.52 % zinc)
•	Including, 1,194 g/t AgEq over 0.97 mTW (476 g/t silver, 9.29 g/t gold, 1.60 % lead and 2.11 % zinc)

"La Luisa continues to impress with very high precious metals grades over increasingly broader widths," commented Michael Konnert, President and CEO. "We have now expanded the high-grade mineralized footprint at La Luisa to ~700 metres along strike by 400 metres down dip and it remains open in all directions. Moreover, new drilling approximately 500 meters along strike to the north has discovered shallow vein mineralization believed to be the continuation of La Luisa. Not only does this add significant strike potential to La Luisa, but it also supports our exploration model that the vein corridor has been tilted, with the southern extent being at the top of the mineralized horizon, near surface. Moving forward, we continue to explore La Luisa with two drill rigs."

Figure 1: Plan map of recent drilling along the La Luisa vein. (CNW Group/Vizsla Silver Corp.)

Figure 1: Plan map of recent drilling along the La Luisa vein.

Details of the La Luisa vein discovery

The La Luisa Vein is located approximately 700 metres to the west of Napoleon in the southwest portion of the Panuco district. The structure has been mapped on surface for approximately 1,500 metres with an average strike of N30°W and dip of 70° - 80° to the northeast. La Luisa does not currently host any resources. To date including this release, Vizsla Silver has reported 33 holes from La Luisa outlining a mineralized footprint approximately 700 metres along strike by 400 metres down dip with a weighted average grade of 449 g/t AgEq (175 g/t silver, 3.40 g/t gold, 0.28 % lead and 1.33 % zinc) and average width 3.07 mTW. The upper level of the vein are hosted primarily by rhyolite tuffs (the upper part of the regional lower volcanic sequence), whereas deeper vein-intercepts occur in the more favourable diorite host rock.

Initial shallow drilling at La Luisa returned significant gold concentrations with relatively low silver and base metals values. The higher gold to silver and base metals ratios observed are analogous to the previously reported shallow "gold rich" horizon at the southern end of Napoleon. Interpretations based on metal zonation and alteration at Napoleon suggest that the vein corridor has been tilted, with the southern extent being at the top of the mineralized horizon, near surface (see the Company's press releases dated December 16, 2021, and October 12, 2022, respectively). Deeper drilling at La Luisa, including holes NP-23-394 and NP-23-395 intercepted wider vein mineralization marked by an increase in lead and particularly zinc concentrations.

Recent surface mapping and sampling along strike to the northwest at La Luisa has confirmed a wider vein expression with higher silver and gold anomalies at surface (see surface samples on figure 2). Surface sampling and mapping support the hypothesis that mineralization is tilted to the southeast in a similar fashion to Napoleon. Vizsla recently completed two shallow holes in the northwest, which intercepted the vein structure between 100 and 150 metres below surface (NP-23-399 and NP-23-401, assays pending), thus confirming our exploration model. Vizsla Silver is currently exploring La Luisa with two drill rigs, one continues in the south expanding the vein at depth and the second rig is in the north exploring for high-grade mineralization closer to surface.

Figure 2: Longitudinal section of the La Luisa Vein. (CNW Group/Vizsla Silver Corp.)

Figure 2: Longitudinal section of the La Luisa Vein.

Figure 3: Cross section highlighting recent drill intercepts on La Luisa vein. (CNW Group/Vizsla Silver Corp.)

Figure 3: Cross section highlighting recent drill intercepts on La Luisa vein.

Drillhole	From	To	Downhole Length	Estimated True width	Ag	Au	Pb	Zn	AgEq	Vein

	(m)	(m)	(m)	(m)	(g/t)	(g/t)%		%	(g/t)
NP-23-375	467.35	468.20	0.85	0.75	57	8.13	0.12	0.26	614	La Luisa
NP-23-375	492.00	494.45	2.45	1.40	593	0.78	2.05	1.91	734	FW splay
NP-23-376	474.50	484.00	9.50	5.65	340	1.23	0.15	0.34	415	La Luisa
NP-23-377	630.00	642.80	12.80	7.70	67	1.80	0.75	3.74	342	FW splay
Includes	633.00	634.80	1.80	1.08	171	1.48	1.65	11.16	712
Includes	636.65	637.55	0.90	0.54	250	12.35	5.65	10.45	1,612
NP-23-377	705.80	708.80	3.00	1.26	76	1.52	0.43	2.85	289	La Luisa
NP-23-379	577.15	587.60	10.45	6.50	45	1.29	0.24	1.07	175	La Luisa
NP-23-379	597.25	599.75	2.50	1.70	84	1.21	0.08	0.20	170	FW splay
NP-23-381A	578.55	583.80	5.25	3.55	41	0.96	0.14	1.20	150	La Luisa
NP-23-381A	619.25	627.00	7.75	5.00	155	2.49	0.91	4.52	503	FW splay
Includes	621.90	623.40	1.50	0.97	476	9.29	1.60	2.11	1,194
Includes	624.60	626.40	1.80	1.16	76	1.12	0.18	14.93	693
NP-23-382	608.35	610.30	1.95	1.70	119	3.70	0.98	6.41	622	La Luisa
NP-23-382	618.25	619.70	1.45	1.04	24	1.82	0.07	0.86	178	FW splay
NP-23-384	620.70	623.00	2.30	1.60	49	1.27	0.44	0.76	172	La Luisa
NP-23-384	No significant values									FW splay
NP-23-385	No significant values									La Luisa
NP-23-387	No significant values									HW splay
NP-23-387	384.90	386.15	1.25	0.85	10	3.62	0.02	0.06	256	La Luisa
NP-23-389	582.65	594.30	11.65	8.85	67	0.98	0.15	0.96	167	La Luisa
Includes	585.65	586.40	0.75	0.57	205	1.04	0.63	3.78	416
Includes	592.80	594.30	1.50	1.14	99	2.39	0.41	1.69	327
NP-23-389	No significant values									FW splay
NP-23-390	No significant values									HW splay
NP-23-390	610.90	615.55	4.65	3.60	60	0.45	0.34	1.85	163	La Luisa
NP-23-390	No significant values									FW splay
NP-23-394	604.55	615.00	10.45	8.90	61	2.85	0.14	2.22	333	La Luisa
Includes	608.00	608.90	0.90	0.77	98	10.35	0.44	16.85	1,414
Includes	611.50	612.45	0.95	0.81	83	8.21	0.22	1.05	676
NP-23-394	No significant values									FW splay
NP-23-395	No significant values									HW splay
NP-23-395	657.10	669.30	12.20	11.20	229	7.14	0.34	1.64	764	La Luisa
Includes	666.75	667.45	0.70	0.64	3,140	102.00	2.99	16.30	10,485
NP-23-395	No significant values									FW splay

Table 1: Downhole drill intersections from the holes completed along the La Luisa vein. Holes NP-23-399 and NP-23-401 were drilled over 500 metres north of the main high-grade zone, see Figures 1 and 2.

Note: AgEq = Ag g/t x Ag rec. + ((Au g/t x Au Rec x Au price/gram)+(Pb% x Pb rec. X Pb price/t) + (Zn% x Zn rec. X Zn price/t))/Ag price/gram. Metal price assumptions are $24.00/oz silver, $1,800/oz gold, $2,424.4/t lead and $2,975.4/t zinc. Metallurgical recoveries assumed are 93% for silver, 90% for gold, 94% for lead and 94% for zinc. Metallurgical recoveries used in this release are from metallurgical test results of the Napoleon vein (see press release dated February 17, 2022). *Previously reported March 20, reinterpreted and re-reported.

Figure 4: Photo of NP-23-395 on La Luisa vein from 657.10 to 669.30 metres down the hole. (CNW Group/Vizsla Silver Corp.)

Figure 4: Photo of NP-23-395 on La Luisa vein from 657.10 to 669.30 metres down the hole.

Drillhole	Easting	Northing	Elevation	Azimuth	Dip	Depth
NP-23-375	403,149	2,586,445	442	245	-44.7	549.0
NP-23-376	403,149	2,586,445	442	245	-51.3	594.0
NP-23-377	402,392	2,586,307	424	74	-51.5	801.0
NP-23-379	403,078	2,586,547	480	241	-54.1	681.0
NP-23-381A	403,149	2,586,445	442	245	-57.2	732.0
NP-23-382	403,078	2,586,547	480	241	-60.0	702.0
NP-23-384	403,150	2,586,445	442	245	-63.5	810.0
NP-23-385	403,248	2,586,386	465	245	-43.0	561.0
NP-23-387	403,194	2,586,251	428	245	-51.2	516.0
NP-23-389	403,248	2,586,386	465	245	-50.9	646.5
NP-23-390	403,362	2,586,359	437	241	-44.1	730.0
NP-23-394	403,248	2,586,386	465	245	-57.5	747.0
NP-23-395	403,362	2,586,359	437	242	-50.9	794.0

Table 2: La Luisa vein drillhole details. Coordinates in WGS84, Zone 13 .
*Previously reported March 20, reinterpreted and re-reported.

About the Panuco Project

The newly consolidated Panuco silver-gold project is an emerging high-grade discovery located in southern Sinaloa, Mexico, near the city of Mazatlán. The 7,189.5-hectare, past producing district benefits from over 86 kilometres of total vein extent, 35 kilometres of underground mines, roads, power, and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

The Panuco Project hosts an estimated in-situ indicated mineral resource of 104.8 Moz AgEq and an in-situ inferred resource of 114.1 Moz AgEq. An updated NI 43-101 technical report titled "Technical Report on the Mineral Resource Estimate Update for the Panuco Ag-Au-Pb-Zn Project, Sinaloa State, Mexico" was filed on SEDAR on March 10, 2023, with an effective date of January 19, 2023 was prepared by Allan Armitage, Ph. D., P. Geo., Ben Eggers, MAIG, P.Geo. and Yann Camus, P.Eng. of SGS Geological Services.

About Vizsla Silver

Vizsla Silver is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. To date, Vizsla Silver has completed over 250,000 metres of drilling at Panuco leading to the discovery of several new high-grade veins. For 2023, Vizsla Silver has budgeted +90,000 metres of resource/discovery-based drilling designed to upgrade and expand the mineral resource, as well as test other high priority targets across the district.

Quality Assurance / Quality Control

Drill core samples were shipped to ALS Limited in Zacatecas, Zacatecas, Mexico and in North Vancouver, Canada for sample preparation and for analysis at the ALS laboratory in North Vancouver and rock samples were shipped to SGS Lab in Durango Mexico for sample preparation and analysis.  The ALS Zacatecas, North Vancouver facilities and SGS lab are ISO 9001 and ISO/IEC 17025 certified. Silver and base metals were analyzed using a four-acid digestion with an ICP finish and gold was assayed by 30-gram fire assay with atomic absorption ("AA") spectroscopy finish. Over limit analyses for silver, lead and zinc were re-assayed using an ore-grade four-acid digestion with AA finish.

Control samples comprising certified reference samples, duplicates and blank samples were systematically inserted into the sample stream and analyzed as part of the Company's quality assurance / quality control protocol.

Qualified Person

In accordance with NI 43-101, Martin Dupuis, P.Geo., COO, is the Qualified Person for the Company and has reviewed and approved the technical and scientific content of this news release.

Information Concerning Estimates of Mineral Resources

The scientific and technical information in this news release was prepared in accordance with NI 43-101 which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC"). The terms "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used herein are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the "CIM Definition Standards"), which definitions have been adopted by NI 43-101. Accordingly, information contained herein providing descriptions of our mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies subject to the United States federal securities laws and the rules and regulations thereunder.

You are cautioned not to assume that any part or all of mineral resources will ever be converted into reserves. Pursuant to CIM Definition Standards, "inferred mineral resources" are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Canadian standards, including the CIM Definition Standards and NI 43-101, differ significantly from standards in the SEC Industry Guide 7. Effective February 25, 2019, the SEC adopted new mining disclosure rules under subpart 1300 of Regulation S-K of the United States Securities Act of 1933, as amended (the "SEC Modernization Rules"), with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". Information regarding mineral resources contained or referenced herein may not be comparable to similar information made public by companies that report according to U.S. standards. While the SEC Modernization Rules are purported to be "substantially similar" to the CIM Definition Standards, readers are cautioned that there are differences between the SEC Modernization Rules and the CIM Definitions Standards. Accordingly, there is no assurance any mineral resources that the Company may report as "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules.

Website: www.vizslasilvercorp.ca

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including, without limitation, planned exploration activities. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Forward-looking statements in this news release include, among others, statements relating to: the exploration, development, and production at Panuco, including plans for resource/discovery-based drilling designed to upgrade and expand the mineral resource.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of the Company, future growth potential for the Company and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold, and other metals; no escalation in the severity of public health crises; costs of exploration and development; the estimated costs of development of exploration projects; the Company's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect the Company's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance, or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of public health crises; the economic and financial implications of public health crises to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; the ongoing military conflict in Ukraine; general economic facts; and the factors identified under the caption "Risk Factors" in the Company's management discussion and analysis and other public disclosure documents.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.  The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

SOURCE Vizsla Silver Corp.

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CNW 08:00e 11-SEP-23